              [LOGO OF JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED]

                   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                              [Chinese Characters]


PRESS RELEASE                                  For Immediate Release

For further information, please contact:

Mr. Li Chunqing                                Tel: (86) 432-390 3651
Jilin Chemical Industrial Company Limited      Fax: (86) 432-302 8126
                                               E-mail: jcic@jcic.com.cn

Ms. Mabel Tai                                  Tel: (852) 2838 1162
Fortune China Public Relations Ltd.            Fax: (852) 2834 5109
                                               E-mail: mabel@fortunechina.com.hk


                    Jilin Chemical Industrial Company Limited
                         Announces 2003 Interim Results

(Jilin City/ Hong Kong, July 31, 2003) --- Jilin Chemical Industrial Company Limited (the "Company") (HKSE: 368, NYSE: JCC) announced its unaudited results for the six months ended June 30, 2003, prepared under the International Financial Reporting Standards.

Turnover for the six months ended June 30, 2003 was approximately RMB9,283 million (approximately US$1,121 million) representing an increase of 105 per cent as compared with the first six months of 2002.

Net profit amounted to approximately RMB243 million (approximately US$29 million). Profit per share for the six months ended June 30, 2002 was RMB0.07 (approximately US$0.01).

The board of directors of the Company has resolved not to declare any interim dividend for the six months ended June 30, 2003.

During the first half of 2003, with the objective of achieving a turnaround from loss making to profitability, the Company introduced various measures to meet the criteria of "Act Promptly, Review Carefully, Commence Early and Begin Effectively" and set out various economic and technological targets. The Company enhanced its internal management through continuous strengthening of the supply, production and marketing of its products according to market demands, and made every effort to offset the adverse impact of SARS and price decrease in gasoline, diesel oil and petrochemical products in the second quarter. Through strengthening its production management and making timely decisions, the Company's major production facilities operated at full utilization rate and most of its products were sold at higher prices. During the reporting period, the Company made significant achievements such that the turnover, processing volume of crude oil and sales volume achieved the best results since the establishment of the Company. During the first half of 2003, the Company processed 2.76 million tons of crude oil and produced 290,000 tons of ethylene, representing an increase of 52 per cent and 32 per cent, respectively, as compared with the same period of 2002. Total sales volume was 2.95 million tons, representing an increase of 66 per cent as compared with the same period of 2002, including 540,000 tons of gasoline and 950,000 tons of diesel oil, which were up by 86 per cent and 296 per cent, respectively, as compared with the same period of 2002. Sales volume for petroleum products, petrochemical and organic chemical products and synthetic rubber increased by 92 per cent, 41 per cent and 37 per cent, respectively, and weighted average prices increased by 37 per cent, 31 per cent and 13 per cent, respectively, as compared with the same period of 2002.

The Board expects the price of petrochemical products to remain at the current level in the second half of 2003 and the price of crude oil not to experience significant fluctuation. The Company will focus on the maintenance of safe and stable production operations; the improvement in the sourcing of major resources including domestic crude oil, Russian crude oil, residue and ethylene; the adjustment of product mix to ensure high utilization rate and sustained profitability; the speeding up in the implementation of plants upgrade so as to achieve cost and energy consumption reduction (for water, gas and electricity) to meet production targets. The Company will combine the business concepts where "sales shall be dependent on profitability; production shall be dependent on sales; efficient sales and profitability through sales". The Company will further strengthen its marketing and sales development of certain products such as EPR, AES, alcohol, ether and liquid ammonia with the aim of obtaining maximum economic benefits. The Company will enhance its materials purchasing system for crude oil and naphtha to ensure that materials are supplied in bulk at favourable rates and in a timely manner for production purposes. The Company will also strengthen the management of its funds through strict control over expenses and focus on adjusting and restructuring its loans and repay loans which bear higher interest rates. The Company will also seek to improve its financial budget and the economic analysis of its activities, and further control its costs through management at the work shifts, production plants and factories level.

In the second half of 2003, on the premise that the price of crude oil will not increase significantly and the petrochemical market will not experience significant fluctuation, the Company, bearing in mind its tasks of turning around loss to achieve sustained profit and cost control, will make every effort to achieve profitability for the full year of 2003.

Jilin Chemical is one of the largest producers of basic chemicals and chemical raw materials, and one of the largest diversified chemical enterprises in the PRC. Its primary business comprises the production of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and other chemical products.

* In this statement, amounts in Renminbi have been converted into United States dollars at the rate of US$1.00=RMB8.2774, as announced by the People's Bank of China as of June 30, 2003.

                                     - End -